UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 18, 2014

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On February 18, 2014, NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”), further to its repricing announcement on February 6, 2014, announced that its subsidiary, NXP B.V., together with NXP Funding LLC, has repriced its existing Tranche A-1 Loans due 2017 by finalising allocations of up to $400,000,000 for a new tranche of loans (the “Tranche E Loans”) under its existing Senior Secured Term Loan Facility. Proceeds of the Tranche E Loans, together with cash-on-hand and drawings under NXP’s revolving credit facility will be used to prepay, simultaneously with the issuance of the Tranche E Loans, the Tranche A-1 Loans due 2017. The arranger on the transaction is Barclays Bank PLC. The Tranche E Loans are due 2017 and will bear interest at a rate of LIBOR plus 2.00% per annum, subject to a LIBOR floor of 0.75% per annum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th day of February 2014.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO